June 26, 2019

Bryan Glass
President
XLR MEDICAL CORP.
20 West Park Avenue, Suite 207
Long Beach, NY 11561

       Re: XLR MEDICAL CORP.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed June 18, 2019
           File No. 000-50026

Dear Mr. Glass:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

General

1. Please update the disclosure throughout your filing to reflect the quarter ended April 30,
      2019 including the Management's Discussion & Analysis disclosure on page 22 and the
      Market Information on page 27.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bryan Glass
XLR MEDICAL CORP.
June 26, 2019
Page 2



       You may contact Raj Rajan at 202-551-3388 or Joel Parker, Senior Assistant Chief
Accountant, at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at
202-551-3356 with any other questions.



                                                           Sincerely,

FirstName LastNameBryan Glass                              Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NameXLR MEDICAL CORP.
                                                           Mining
June 26, 2019 Page 2
cc:       William Ruffa
FirstName LastName